pE 9/31/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of .... **July** .... ,2002
....SCANIA AB..................................
.......................S-151 87 SÖDERTÄLJE, SWEDEN........................

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F......**X**...... Form 40-F............

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes............. No...**X**.....

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.............

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

..........................**SCANIA AB**..................
(Registrant)

August 14, 2002

By..
Kaj Lindgren
Group Vice President,
Corporate Development

N02034EN / IMC Annika Stenlund

12 June 2002

Ninety Scania engines for Hägglunds

Scania has received a sub-order for 90 engines from Hägglunds Vehicle AB for installation in Swedish *Stridsfordon 90* combat vehicles.

The new order from Hägglunds Vehicle AB is for the Scania 16-litre, V8 – an engine which is ideal for military applications thanks to its compact dimensions. The output of the unit will be 620-680 hp, depending on the duty.

The engines will be delivered in 2003 and installed in *Stridsfordon 90* combat vehicles for export to Finland and Switzerland as part of orders totalling approximately 240 vehicles.

"We have already supplied engines for similar vehicles currently in service with the Swedish and Norwegian armies," says Lennart Hjelte, Senior Vice President and head of Scania Industrial and Marine Engines, "and it feels very satisfactory to continue our long-standing cooperation with Hägglunds by supplying them with our latest engine."

For further information, please contact Annika Stenlund, Scania Industrial & Marine Engines, tel. +46-8-553 899 90 or mobile +46-70-578 99 90.

N02037EN / Bo Östlund

27 June 2002

Scania in a major new deal with Russia:

"One of Scania's biggest markets in five years' time"

Scania has sold 100 trucks to Russia's third-largest gas and oil company, Surgutneftegas. This puts Scania's vehicle sales in Russia for the first six months of this year on a par with the figure for the whole of last year.

All the trucks in the latest order feature all-wheel drive. The contract is for 50 three-axle tractors and 50 three-axle tippers. The deal with Surgutneftegas also encompasses spare parts, and the contract is valued at about 9 million EUR.

"Our Russian operations have seen exceptional expansion since the market bottomed out during the country's economic crisis of 1998," says PG Nilsson, the Managing Director of Scania's Russian subsidiary, Scania Russia. "Within the next five years, Russia will develop into one of Scania's ten-largest markets.

"From the all-time low in the crisis years of 1998-1999, with just 50 trucks sold, Scania invoiced 370 vehicles last year, putting the company into the leading position with a 29 percent share of the market for heavy trucks imported from the West. Sales so far this year have far exceeded our forecasts, and our market share is now above 30 percent," continues PG Nilsson.

Surgutneftegas, which operates in Siberia, will put the new Scania trucks to work in the huge road-building projects that are constantly being undertaken in the region's vast oilfields and gasfields. The company's fleet currently consists of about 2,000 vehicles that are being gradually replaced with modern European trucks.

N02039EN / Magnus Hahn

5 July 2002

Scania's six-month report on 19 July

Scania will publish its interim report for the first six months on 19 July at a combined press and analysts conference. This will take place at Operaterassen in Stockholm at 12:00.

The capital gain from Scania's divestment of Svenska Volkswagen and Din Bil will be included in the income for the first six months.

Scania's divestment of its 50-percent ownership of Svenska Volkswagen AB and the wholly owned Swedish dealer chain Din Bil Sverige AB to Volkswagen AG in Germany has been approved by the relevant EU competition authorities.

The sum of the capital gain is estimated to be SEK 550 million. This will be included in the results for the first six months this year.

For further information please contact:

Joanna Daugaard, Investor Relations, tel. +46 8 5538 3716, mobile +46 70 518 3716.

N02038EN / Bo Östlund

8 July 2002

Hungarian order for 55 Scania trucks "biggest ever"

Scania has received an order for 55 trucks from the Dutch haulage firm, Rynart, which operates in Hungary. The order is the biggest ever received by Scania from Hungary, where the company has been operating in its own right since 1995 through its wholly-owned subsidiary, Scania Hungaria.

Rynart is Scania's biggest customer in the country and already has several Scanias in its growing fleet. Last year, Scania Hungaria sold 30 trucks to the company.

"To Scania Hungaria, it is important to have at least one of the major hauliers as a customer," comments Thomas Bertilsson, who has been MD of Scania Hungaria since 1 July. "A group of large fleet owners accounts for the bulk of sales in Hungary and Rynart is one of the fastest growing haulage firms in the country."

The Hungarian market for heavy trucks (over 16 tonnes) is estimated at about 1,400 vehicles annually. Scania's market share during the last few years has been around 10% and is now approaching 12%.

The vehicles to be supplied to Rynart will consist of Scania P94 trucks equipped with 230-hp engines and tractors for container traffic powered by Scania 380-hp, 11-litre diesels.